IDEAS THAT COMMUNICATE

May 28, 2010

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:      Teltronics, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 24, 2010

Form 10-Q for the period ended March 31,2 010
Filed May 17, 2010

File No. 000-17893

Supplemental Response filed May 12, 2010

Dear Mr. Spirgel:

We have received your supplemental response dated May 20, 2010.  We understand that the purpose of the review is to assist us in complying with applicable disclosure requirements and are providing a response to your request for additional information concerning our Form 10-K for the Year Ended December 31, 2009 and Form 10-Q for the first quarter Ended March 31, 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 11:

1.
Teltronics, Inc respectfully asked in its May 12, 2010 letter for your allowance to provide more information with respect to the “General Overview” section in future 10-K filings. We apologize for the misunderstanding as we should have included the 10-K reference before future filings on our response dated May 12, 2010.

2.
Teltronics, Inc.’s disclosure concerning “Liquidity” as it refers to the holders of its Series B Preferred Stock stated that the Series B Preferred Stock holder is entitled to elect a majority of our Board of Directors if the Company is in arrears (defined as any quarterly dividend that has not been paid in full) for four quarterly dividend payments.  The Company has been making the required fourth quarterly dividend payment since 2003 to ensure “four” dividend payments are not in arrears which will not cause a change in control.  The Company intends on paying the dividends in arrears when we have the available cash flow.

With respect to the Series C Preferred Stock, it is the Company’s intention to negotiate a payment of the accrued but unpaid dividends and interest at a discount that is acceptable to the holders of the Series C Preferred Stock if and when the Company receives the proceeds of additional financing or raising additional capital.  If the

Company is not successful in completing a refinancing or raising additional funds before April 11, 2011, the Company will request another waiver to allow the Company time to increase working capital, receive alternate financing or raise additional funds.  The Company has never been refused a waiver from the holders of the Series C Preferred Stock.  The waiver has and will defer payment of current and future accrued dividends and interest.  The Company is further discussing the possibility of exercising its right to convert the Series C Preferred Stock to Common Stock and retire the Series C.  Redeeming the Series C Preferred Stock will eliminate any future obligations of dividends or interest from accruing.

The Company believes it should not include a description of these alternatives in detail as they are currently in the beginning stages of negotiation and have not been agreed upon by the necessary parties (the Board of Directors, the holders of Series C and the Company).  The outcome will depend on the Company’s ability to seek alternate funding and or raise additional capital, and approval of the Board of Directors, the Series C holders and the Company.  The Company will disclose in detail in future filings if and when the Directors, Series C holders and the Company have been able to agree on a mutually acceptable option.  The Company has disclosed in its 10-Q that the Company is currently in the process of seeking alternate financing as well as raise additional capital to strengthen the Company’s working capital.

Part III
Item 10 Directors and Executive Officers of the Registrant, page 41:

3.
The Company understands from counsel that if the Company does not hold an annual shareholder meeting and one is requested by a shareholder that the Company could be compelled to hold an annual meeting.  No shareholder has requested that an annual meeting be held but we have scheduled a meeting for August 26, 2010.  We expect no ramifications to the Company and its shareholders for not holding a meeting prior to August 26, 2010.

The Company acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ewen R. Cameron
Ewen R, Cameron
Chief Executive Officer
Teltronics, Inc.

cc:           John N. Blair, Esq.